Exhibit 99.1
CNX Gas Special Committee Requests That Stockholders Defer Making a Decision Regarding the
Exchange Offer of CONSOL Energy until the Special Committee Advises Stockholders of Its Position
with Respect to the Exchange Offer
     PITTSBURGH, Pennsylvania, March 3, 2008 — The special committee of the board of directors of CNX Gas Corporation (NYSE: CXG) announced today that on February 28, 2008, CONSOL Energy Inc. filed with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register shares of the common stock of CONSOL Energy that CONSOL Energy intends to offer in exchange for all of the outstanding shares of the common stock of CNX Gas not owned by Consolidation Coal Company, a wholly-owned subsidiary of CONSOL Energy. On January 29, 2008, CONSOL Energy publicly announced that it intended to commence such an exchange offer. The registration statement has not been declared effective by the SEC, and the filing of the registration statement does not in itself commence the exchange offer.
     As previously announced, the board of directors of CNX Gas designated Philip W. Baxter and John R. Pipski as members of a special committee of independent directors that was formed to evaluate the offer. If CONSOL Energy does commence the exchange offer, then, within ten business days of such commencement, CNX Gas will advise stockholders of its position regarding the exchange offer as determined by the special committee. At that time, CNX Gas will file with the SEC certain materials, including a Solicitation/Recommendation Statement on Schedule 14D-9, that will contain information that the special committee believes should be considered in connection with CNX Gas stockholders’ making a decision with respect to the exchange offer. On behalf of CNX Gas, the special committee request that stockholders defer making a determination whether to accept or reject the exchange offer until they have been advised of the position of the CNX Gas special committee with respect to the exchange offer.
NOTICE TO STOCKHOLDERS
     The exchange offer referred to in this press release has not commenced. In response to the proposed exchange offer, if commenced, CNX Gas will file with the SEC certain materials, including a Solicitation/Recommendation Statement on Schedule 14D-9. Stockholders of CNX Gas are strongly advised to read the Solicitation/Recommendation Statement (if and when it becomes available) because it will contain important information. Stockholders may obtain a free copy of the Solicitation/Recommendation Statement (if and when it becomes available) and other materials filed by CNX Gas with the SEC at the SEC’s web site, www.sec.gov. Stockholders may also obtain, without charge, a copy of the Solicitation/Recommendation Statement and other materials (if and when they become available) by directing a request to CNX Gas, 5 Penn Center West, Suite 401, Pittsburgh, Pennsylvania, 15276, Attention: Investor and Public Relations.
CAUTIONARY STATEMENT CONCERNING

FORWARD-LOOKING STATEMENTS
     Various statements in this letter, including those that express a belief, expectation, or intention, as well as those that are not statements of historical fact, are forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934). These statements involve risks and uncertainties that could cause actual events and results to differ materially from projected events and results. Accordingly, investors should not place undue reliance on forward looking statements as a prediction of actual events and results.
     Actions taken by CONSOL Energy with respect to its proposed exchange offer, as well as any other matters, may cause actual events to differ from those we describe. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Contact: Dan Zajdel
Vice President — Investor and Public Relations
(412) 200-6719
danzajdel@cnxgas.comwww.cnxgas.com